February 16, 2011

VIA EDGAR AND FEDEX

Mr. David Lyon

Senior Financial Analyst

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth St., NW

Washington, D.C. 20549

Re:  Deerfield Capital Corp.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 23, 2010

File No. 1-32551

Dear Mr. Lyon:

Please find below the response of Deerfield Capital Corp. (the “Company”) to the comment set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) dated February 2, 2011 relating to the referenced Form 10-K.

For convenience, we have reproduced below in italics the Staff’s comment and have provided the Company’s response immediately below.

Legal Proceedings, page 41

1.         Please revise your discussion of the SEC investigation to provide the information required under Item 103 of Regulation S-K, in particular a description of the factual basis alleged to underlie the proceeding.

The Company respectfully submits that its discussion of the SEC investigation was responsive to the Company’s disclosure obligations and that no further disclosure is required. Item 103 of Regulation S-K requires registrants to “[d]escribe briefly any material pending legal proceedings . . . to which the registrant or any of its subsidiaries is a party,” including “any such proceedings known to be contemplated by governmental authorities.” On March 23, 2010, the filing date for the Form 10-K, the SEC investigation was ongoing.

Deerfield Capital Corp.

6250 North River Road

Rosemont, Illinois 60018

Phone: (773) 380-1600

Facsimile: (773) 380-1695

www.deerfieldcapital.com

Board of Directors

Peter H. Rothschild

Interim Chairman

Jason P. Epstein

Robert E. Fischer

Andrew L. Intrater

Robert B. Machinist

Richard A. Mandell

Stuart I. Oran

Daniel K. Schrupp

Jonathan W. Trutter

Officers

Jonathan W. Trutter

Chief Executive Officer

Kenneth R. Posner

Interim Chief Financial

Officer

Robert A. Contreras

Senior Vice President,

General Counsel

and Secretary

David Lyon

February 16, 2011

The investigation itself does not constitute a “proceeding” within the meaning of Item 103 and, as of the filing date, the Company had no indication that the Commission contemplated bringing any enforcement proceeding against the Company.  Indeed, the Staff of the Enforcement Division had not been in contact with the Company since January 2009.  Accordingly, the Company believes that no disclosure about the SEC investigation was required pursuant to Item 103.

Although the Company concluded that the SEC investigation did not constitute a proceeding for purposes of Item 103, it nevertheless disclosed the fact of the investigation in the Form 10-K.  In both the Special Note Regarding Forward-Looking Statements and Item 1A, Risk Factors, the Company disclosed the SEC’s investigation as a risk factor relating to its business generally.  The Company also noted that the investigation was being conducted pursuant to a formal order, disclosed that the investigation concerned certain practices associated with the offer, purchase or sale of mortgage securities, and explained that the Company could be subject to an SEC enforcement or other proceeding as a result of the investigation.  In Item 3, Legal Proceedings, and in Note 25 to the Consolidated Financial Statements, Commitments and Contingencies, the Company also reported that the investigation was ongoing and explained that it could not predict the outcome of the investigation.

On June 7, 2010, the Company received a “Wells notice” stating that the Staff would recommend that the SEC authorize it to bring an enforcement proceeding against the Company.  The Company reported that development in a Form 8-K filed on June 8, 2010.  In its Form 8-K, the Company listed the potential violations enumerated in the “Wells notice,” explained that the SEC’s investigation concerned certain mortgage securities transactions, and disclosed that the potential violations related to the accounting treatment of those transactions.  The Company also described the “Wells notice” procedure in the report – that the notice does not constitute a formal allegation and the Company would have the opportunity to present its position on the Staff’s recommendation prior to any decision by the Commission on whether an enforcement proceeding would be authorized.

We note that “Wells notices” are not issued or reviewed by the Commission, which is the only SEC body entitled to authorize an enforcement proceeding.  This has led commentators to suggest that matters underlying a “Wells notice” are arguably beyond the purview of Item 103’s requirement to disclose proceedings known to be “contemplated.”  We are not aware of any Staff guidance that suggests a contrary conclusion, and we believe that whether disclosure is appropriate depends on all the facts and circumstances.

The Company subsequently determined to establish a reserve of $1.3 million with respect to the SEC investigation as of June 30, 2010, which represented its best estimate

David Lyon

February 16, 2011

of the probable loss associated with the Company’s resolution of the matter based on discussions with the Staff of the Enforcement Division.  That reserve, along with disclosure about the “Wells notice,” is reported in the Company’s Form 10-Q for each the second and third fiscal quarters of 2010.  The matter was settled on February 2, 2011, as reported in the Company’s Form 8-K dated February 2, 2011, on terms consistent with the Company’s prior disclosures and the Company’s reserve.

Based on the foregoing, the Company believes that its 2009 Form 10-K, as well as its subsequent filings, were responsive to the requirements of the relevant Forms and provided all material information then in the possession of the Company about the SEC investigation.

* * * *

The Company acknowledges that:

•                It is responsible for the adequacy and accuracy of the disclosure in the filing;

•                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions or require any additional information with respect to the above, please contact me at (773) 380-1607.

Very truly yours, /s/ Robert A. Contreras
Robert A. Contreras Senior Vice President, General Counsel, and Secretary Deerfield Capital Corp.

cc:                             Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission